Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

January 28, 2010

VIA EDGAR

Larry Greene
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Prospect Capital Corporation Registration Statement on Form N-2 (File No. 333-164270)

Dear Mr. Greene:

As counsel for and on behalf of Prospect Capital Corporation, pursuant to Rule 473(c) of the Securities Act of 1933 (the "Act"), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Form N-2 as filed with the Securities and Exchange Commission on January 8, 2010:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

Larry Greene
January 28, 2010

In addition, the section on the facing page referring to Section 8(c) of the Act should be deleted.

If you have any questions concerning this letter, please do not hesitate to contact me at (212) 735-2132.

Very truly yours,

/s/ Carmine Lekstutis
Carmine Lekstutis